Filed by XO Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Allegiance Telecom, Inc.
Commission File No. 000-24509

PRESS RELEASE

XO Communications Reports First Quarter 2004 Results

•	First quarter revenue remained relatively unchanged from previous quarter
•	Loss from operations narrowed to $43.3 million from $48.7 million in previous quarter
•	Slight increases in revenue from commercial sales from previous quarter

RESTON, VA — May 10, 2004 — XO Communications, Inc. (OTCBB: XOCM.OB) today reported financial results for the quarter ending March 31, 2004. Revenue for the first quarter of 2004 was $260.9 million compared to revenue of $261.0 million for the fourth quarter of 2003 and revenue of $286.1 million for the first quarter of 2003.

“XO’s first quarter revenue remained relatively consistent with the previous quarter’s revenue,” said XO Communications Chief Executive Officer Carl Grivner. “In the first quarter we were pleased to have slight growth in revenue from commercial customers and stabilization beginning to occur in the carrier market. In addition to these trends for our current business, we remain focused on completing our acquisition and integration of the Allegiance Telecom assets which we expect will generate significant cost synergies beginning in the second half of 2004.”

Of the total first quarter revenues, revenue from voice services, which includes local, long distance and other voice services, was $130.9 million, revenue from data services, which includes Internet access, network access and web hosting services, totaled $92.9 million, and first quarter revenue from integrated data and voice services was $37.1 million.

During the first quarter 2004, voice revenue declined slightly while revenues from data and integrated services increased slightly compared to the fourth quarter of 2003.

Loss from operations for the first quarter of 2004 was $43.3 million versus $48.7 million for the fourth quarter of 2003 and $14.0 million for the first quarter of 2003. Cost of service for the first quarter of 2004 was $110.0 million versus $102.8 million for the fourth quarter of 2003 and $107.5 million for the first quarter of 2003. Selling, operating and general expenses including stock based compensation were $168.6 million for the first quarter of 2004 versus $168.0 million for the fourth quarter of 2003. Capital expenditures for the first quarter of 2004 were $25.4 million versus $22.7 million for the fourth quarter of 2003.

As of March 31, 2004, XO’s balance of cash and cash equivalents decreased to $370.5 million from $478.6 million at December 31, 2003. On April 13, 2004, XO transferred the final cash installment of $282.5 million into an escrow account as part of the total consideration to acquire the Allegiance Telecom assets and entered into an operating agreement that allows XO to manage the assets that it will be acquiring from Allegiance. XO expects to close on the Allegiance acquisition in the second quarter of 2004.

With the acquisition of substantially all of Allegiance’s network assets and customer base, XO will become one of the nation’s largest competitive providers of national local telecommunications services. The company will own one of the largest networks of nationwide connections to the regional Bell operating companies’ networks, more than any other competitive local exchange carrier (CLEC), and will double its Points of Presence (PoPs) within the 36 metropolitan areas where both XO and Allegiance operate.

The financial information in this press release does not include the financial results of Allegiance Telecom, Inc. and relates only to XO’s first quarter results for the period ending March 31, 2004.

About XO Communications
XO Communications is a leading broadband telecommunications services provider offering a complete portfolio of telecommunications services, including: local and long distance voice, Internet access, Virtual Private Networking (VPN), Ethernet, Wavelength, Web Hosting and Integrated voice and data services.

XO has assembled an unrivaled set of facilities-based broadband networks and Tier One Internet peering relationships in the United States. XO currently offers facilities-based broadband telecommunications services within and between more than 70 markets throughout the United States.

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The statements contained in this release that are not historical facts are “forward-looking statements” (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements include those describing XO’s expected future business and network operations and results of operations, XO’s ability to achieve projected synergies and revenue from the acquisition of Allegiance’s assets in a timely manner or at all, XO’s ability to increase sales, and XO’s ability to continue to implement effective cost containment measures. Management cautions the reader that these forward-looking statements are only predictions and are subject to risks and uncertainties and actual results may differ materially from those indicated in the forward-looking statements as a result of a number of factors. These factors include, but are not limited to, those risks and uncertainties described from time to time in the reports filed by XO Communications, Inc. with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003 and its quarterly reports on Form 10-Q. This press release shall not constitute an offer of any securities for sale. The proposed transaction is included in the proposed plan of reorganization that has been submitted to Allegiance creditors for their consideration. Unless an applicable exemption from registration is available, XO Communications will file a registration statement with respect to the XO shares to be issued in the transaction. Creditors of Allegiance are urged to read the disclosure statement with respect to the plan, the prospectus included in any such registration statement and any other

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relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of XO Communications can obtain more information about the proposed transaction by reviewing the Form 8-K filed by XO in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain without charge a copy of any prospectus, as well as other filings containing information about XO and Allegiance at the SEC’s web site, www.sec.gov. Copies of any required prospectus would be available without charge by directing a request to XO Communications, Inc., Investor Relations, 11111 Sunset Hills Road, Reston, VA 20190.

FOR MORE INFORMATION CONTACT:
Chad Couser/XO Communications
703-547-2746
chad.couser@xo.com

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XO COMMUNICATIONS, INC.

Condensed Consolidated Statements of Operations
(Dollars in thousands, except for share and per share data)

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Revenue	$260,945	$286,093
Costs and expenses:
Cost of service	109,961	107,506
Selling, operating, and general	168,553	166,235
Depreciation and amortization	25,697	26,367

Loss from operations	(43,266)	(14,015)
Investment income, net (1)	1,376	3,210
Interest expense, net	(6,604)	(9,683)

Net loss applicable to common shares	$(48,494)	$(20,488)

Net loss per common share, basic and diluted	$(0.37)	$(0.22)

Weighted average shares, basic and diluted	129,406,599	95,000,001

XO COMMUNICATIONS, INC.
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	As of	As of
	March 31,	December 31,
	2004	2003
	(Unaudited)

Cash and marketable securities	$396,807	$520,612
Accounts receivable, net	97,034	93,958
Property and equipment, net	491,715	485,984
Broadband wireless licenses and other intangibles, net	102,974	109,515
Other assets, net	130,256	55,096

Total assets	$1,218,786	$1,265,165

Accounts payable and accrued expenses	$338,896	$347,949
Long-term debt (2)	345,882	536,791
Total stockholders’ equity	534,008	380,425

Total liabilities and stockholders’ equity	$1,218,786	$1,265,165

Footnotes to Condensed Consolidated Financial Statements

(1)	Investment income, net includes interest income as well as any realized gains or losses on sale of investments.

(2)	Long-term debt represents the outstanding principal amount of loan and accrued interest under XO’s credit agreement. During January 2004, XO raised net proceeds of $197.6 million upon the consummation of our Rights Offering, and applied these proceeds to the outstanding balance on the credit facility

XO COMMUNICATIONS, INC.

Operating Data
(Unaudited)

	As of	As of	As of	As of	As of
	March 31,	December 31,	September 30,	June 30,	March 31,
	2004	2003	2003	2003	2003
Route miles (in thousands)	23.7	23.7	23.8	23.7	23.7
Fiber miles (in thousands)	1,169.7	1,161.6	1,168.7	1,158.2	1,152.7
On-net buildings	2,384	2,374	2,355	2,338	2,400
Customers (in thousands)	82.8	83.5	84.2	87.2	89.8
Employees	4,376	5,123	5,163	5,026	4,933
Average monthly revenue per customer	$1,015	$1,007	$1,053	$1,045	$1,013

Operating Data Definitions

Route miles - The number of constructed miles of the telecommunications path in which XO-owned or controlled fiber optic cables are installed. These include metro and inter-city miles and exclude wavelength capacity.

Fiber miles — The number of route miles, as defined above, multiplied by XO’s estimate of the number of fibers along that path.

On-net buildings — Buildings connected to our networks by either XO-owned or controlled cable or fixed wireless antenna.

Customers - The number of revenue-generating invoices as of the end of the respective period. This statistic excludes consumer dial up and shared hosting accounts.

Average monthly revenue per customer - Represents revenue for the quarter divided by the average monthly customer count for the quarter determined based on the number of customers (as defined above) at the end of each month within the quarter. This calculation excludes both the associated revenue and customer counts for XO’s consumer dial-up and shared hosting accounts. Average monthly revenue per customer is not a measure under GAAP but rather, it is a measure employed by management to view revenue results adjusted for revenue derived from products whose pricing and customer mix is not representative. XO uses average monthly revenue per customer only as a supplemental measure of XO’s revenue performance. XO’s method of computation may not be comparable to other similarly titled measures used by other companies. XO believes average monthly revenue per customer is a meaningful indicator that can be used by investors to analyze and compare XO’s revenue performance between periods and to compare the revenue performance of other companies.

The following is a reconciliation of quarterly revenue to average monthly revenue per customer.

	As of	As of	As of	As of	As of
	March 31,	December 31,	September 30,	June 30,	March 31,
	2004	2003	2003	2003	2003
Quarterly revenue (in thousands)	$260,945	$261,039	$279,433	$283,918	$286,093
Less: Shared hosting and consumer dial-up quarterly revenue (in thousands)	(7,611)	(7,537)	(7,680)	(8,535)	(9,895)

Quarterly revenue applicable to revenue per customer calculation (in thousands)	$253,334	$253,502	$271,753	$275,382	$276,198
Average customer count (in thousands)	83.2	83.9	86.0	87.9	90.9

Quarterly revenue per customer	$3,045	$3,020	$3,160	$3,134	$3,038
Average monthly revenue per customer	$1,015	$1,007	$1,053	$1,045	$1,013